Exhibit 99.2

XTL Biopharmaceuticals Confirms that it has not Experienced any Disruption to its Business Operations in Israel

Ramat Gan, Israel, Oct. 20, 2023 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical stage biopharmaceutical company whose main assets consists of an IP portfolio relating to hCDR1 for the treatment of systemic lupus erythematosus, or SLE, and Sjögren’s syndrome, or SS, today addressed the status of the Company’s continued and uninterrupted activity in Israel against the background of the recent severe terrorist attack in the south of the country and the subsequent declaration of war by the Israeli government against the Hamas terrorist organization.

XTL’s management confirms that to date the Company has not seen any adverse impact to its ongoing operations in Israel and continues to work as normal. At the same time, the Company continues to monitor its ongoing activities and make any needed adjustments to ensure a smooth continuity of its business. The Company notes that its headquarters are in the center of the country, near Tel Aviv, and not near any borders.

Shlomo Shalev, CEO of XTL, commented, “I confirm to our partners and shareholders that our continued operations have not been adversely impacted in Israel and we continue to operate as normal.”

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical stage biopharmaceutical company. The Company has an IP portfolio relating to hCDR1 for the treatment of SLE and SS and has decided to explore collaboration with a strategic partner in order to execute further clinical trials. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 22, 2023.